UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(§240.13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

NETSUITE INC.

(Name of Issuer)

NETSUITE INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 Per Share

(Title of Class of Securities)

64118Q107

(CUSIP Number of Class of Securities)

Douglas P. Solomon, Esq.

Senior Vice President and General Counsel

NetSuite Inc.

2955 Campus Drive, Suite 100

San Mateo, CA 94403

(650) 627-1000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

with copies to:

Larry W. Sonsini

Martin W. Korman

Bradley L. Finkelstein

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94034

(650) 493-9300

This statement is filed in connection with (check the appropriate box):

a.                                      ☐                                    The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.                                      ☐                                    The filing of a registration statement under the Securities Act of 1933.

c.                                       ☒                                  A tender offer.

d.                                      ☐                                    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$9,473,545,994.00	$953,986.08

*                                         Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of NetSuite Inc. (“NetSuite”), at a purchase price of $109.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 81,007,997 shares of common stock of NetSuite that were issued and outstanding as of August 8, 2016; (ii) 1,035,657 shares of common stock of NetSuite potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of August 8, 2016; (iii) 3,480,715 shares of common stock of NetSuite issuable upon the settlement of outstanding restricted stock units as of August 8, 2016; and (iv) 1,388,897 shares of common stock of NetSuite issuable upon the settlement of outstanding performance share units as of August 8, 2016. The foregoing figures have been provided by the issuer to the offeror and are as of August 8, 2016, the most recent practicable date.

**                                  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.00010070.

☒                                  Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $ 953,986.08	Filing Party: Napa Acquisition Corporation, OC Acquisition LLC and Oracle Corporation
Form or Registration No.: Schedule TO	Date Filed: August 18, 2016

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed by NetSuite Inc., a Delaware corporation (“NetSuite”) with the Securities and Exchange Commission (the “SEC”) on September 27, 2016 (together with the exhibits and annexes thereto, as amended or supplemented, the “Schedule 13E-3”) amends and supplements the Schedule 13E-3. The filing person is the subject company.  The Schedule 13E-3 relates to the cash tender offer (the “Offer”) by Napa Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of NetSuite, at a purchase price of $109.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2016 (as amended and supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended and supplemented from time to time, the “Letter of Transmittal”). This Amendment No. 2 is being filed solely to include additional disclosure in response to comments received by NetSuite from the staff of the SEC.

In response to the Offer, NetSuite filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, is expressly incorporated by reference to the extent that such information is required in response to the items in this Amendment No. 2, and is supplemented by information specifically provided herein. The responses to each item in this Amendment No. 2 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase.

Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings given to them in the Schedule 13E-3. The information in the Schedule 13E-3 is incorporated into this Amendment No. 2 by reference to all applicable items in the Schedule 13E-3, except that such information is amended and supplemented to the extent specifically provided herein.

Item 15. Additional Information.

Item 15(c) of the Schedule 13E-3 is hereby amended and supplemented to add the following information:

“Expiration of the Offer Period

The depositary for the Offer has indicated that as of 12:00 midnight, Eastern time, at the end of November 4, 2016, approximately 21,775,553 unaffiliated Shares, or 53.21% of the total unaffiliated Shares, and 62,330,605 total Shares, or 76.39% of the total Shares issued and outstanding, have been tendered into and not properly withdrawn from the Offer. Both figures do not include 1,037,279 unaffiliated Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase. When the 1,037,279 unaffiliated Shares tendered pursuant to the guaranteed delivery procedures are included in the results, approximately 22,812,832 unaffiliated Shares, or 55.76% of the total unaffiliated Shares, and 63,367,884 total Shares, or 77.65% of the total Shares issued and outstanding, will have been tendered into and not properly withdrawn from the Offer. Purchaser has accepted for payment all Shares that were validly tendered into and not properly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of NetSuite.

On November 7, 2016, NetSuite filed a Certificate of Merger with the Secretary of State of the State of Delaware pursuant to which Purchaser was merged with and into NetSuite (the “Merger”), with NetSuite surviving the Merger as a wholly owned subsidiary of Oracle. At the effective time, and as a result, of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any required tax withholding, other than (1) Shares held by NetSuite as treasury stock, owned by Oracle, Parent, Purchaser or any subsidiary of NetSuite; and (2) Shares held by stockholders who properly exercised appraisal rights under the DGCL.

As a result of the Merger, the Shares ceased to trade on the New York Stock Exchange (the “NYSE”), prior to the start of trading on November 7, 2016, and became eligible for delisting from the NYSE and termination of registration under the Exchange Act pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i). Accordingly, NetSuite requested that the NYSE file an application on Form 25 with the SEC to report that NetSuite is no longer listed on the NYSE. The NYSE filed the Form 25 on November 7, 2016. NetSuite will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Shares and suspend its reporting obligations under the Exchange Act.

On November 5, 2016, Oracle issued a press release announcing the expiration and results of the Offer.  The full text of the press release is attached as Exhibit (a)(5)(K) and is incorporated herein by reference.”

Item 16. Exhibits.

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits:

(a)(1)(G)                                                 Tender Offer Statement (Amendment No. 7) (incorporated herein by reference to the Schedule TO filed with the SEC (Amendment No. 8) filed by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on November 7, 2016).

(a)(5)(K)                                                 Press Release issued by Oracle Corporation on November 5, 2016, announcing the completion of the Offer (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 7 to the Schedule TO filed with the Securities Exchange Commission by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on November 7, 2016).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NETSUITE INC.

By:	/s/ Ronald Gill
Name:	Ronald Gill
Title:	Chief Financial Officer
Date:	November 8, 2016

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